Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF COSI, INC.

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

Cosi, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.           The Certificate of Incorporation of the Corporation was filed in the office of the Secretary of State of Delaware on May 15, 1998 and an Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of Delaware on November 22, 2002.

2.           Section 4.1 of ARTICLE IV of the Amended and Restated Certificate of Incorporation is amended to read in full as follows:

“TOTAL NUMBER OF SHARES OF STOCK. The total number of shares of capital stock of all classes that the Corporation shall have authority to issue is 140,000,000 (One Hundred and Forty Million) shares. The authorized capital stock is divided into 40,000,000 (Forty Million) shares of preferred stock, of the par value of $.01 each (the “Preferred Stock”), and 100,000,000 (One Hundred Million) shares of common stock, of the par value of $.01 each (the “Common Stock”). For the purposes of this article IV, references to the “Board of Directors” shall refer to the Board of Directors of the Corporation as established in accordance with Article V of the Certificate of Incorporation and references to “The Certificate of Incorporation” shall refer to this Restated Certificate of Incorporation as the same may be amended from time to time.

On May 9, 2013, at 8:00 a.m., Eastern time, each four (4) shares of Common Stock, par value $.01 per share, issued and outstanding at such time shall be combined into one (1) share of Common Stock, par value $0.01 per share (the “Reverse Stock Split”). No fractional share shall be issued upon the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any such fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fraction multiplied by the fair market value per share of the Common Stock as determined in a reasonable manner by the Board of Directors. Upon surrender by a holder of a certificate or certificates for Common Stock, duly endorsed, at the office of the Corporation, the Corporation shall, as soon as practicable thereafter, issue and deliver to such holder, or to the nominee or assignee of such holder, a new certificate or certificates for the number of shares of Common Stock that such holder shall be entitled to following the Reverse Stock Split.”

3.           That, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by applicable law was voted in favor of the aforesaid amendment.

4.            The aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the Board of Directors and stockholders of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this certificate to be signed by its President and attested by its Secretary this 8th day of May, 2013.

COSI, INC.

By:	/s/ Carin Stutz
Carin Stutz
President and Chief Executive Officer

Attest:

/s/ William Koziel
By:  William Koziel
        Secretary